UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of November 2016

001-36203

(Commission File Number)

CAN-FITE BIOPHARMA LTD.

(Exact name of Registrant as specified in its charter)

10 Bareket Street

KiryatMatalon, P.O. Box 7537

Petach-Tikva 4951778, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

This Report on Form 6-K (including exhibits thereto) is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 (File Nos. 333-195124, 333-199033, 333-204795 and 333-209037), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On November 2, 2016, Can-Fite BioPharma Ltd. (the “Company”) announced that it will hold at the Company’s offices (i) a Special Meeting of Shareholders on Thursday, December 8, 2016, at 4.00 p.m. Israel time, (ii) a Special Meeting of Series 10 Warrant Holders on Thursday, December 8, 2016, at 4.30 p.m. Israel time, (iii) a Special Meeting of Series 11 Warrant Holders on Thursday, December 8, 2016, at 4.45 p.m. Israel time , and (iv) a Special Meeting of Series 12 Warrant Holders on Thursday, December 8, 2016, at 5.00 p.m. Israel time. In connection with the meetings, the Company furnishes the following documents:

1. A copy of the Notice and Proxy Statement with respect to the Company’s Special General Meeting of Shareholders and Series 10-12 Warrant Holders describing the proposal to be voted upon at the meeting, the procedure for voting in person or by proxy at the meeting and various other details related to the meeting, attached hereto as Exhibit 99.1;

2. A form of Proxy Card whereby holders of ordinary shares of the Company may vote at the meeting without attending in person, attached hereto as Exhibit 99.2;

3. A form of Proxy Card whereby holders of Series 10 Warrants of the Company may vote at the meeting without attending in person, attached hereto as Exhibit 99.3.

4. A form of Proxy Card whereby holders of Series 11 Warrants of the Company may vote at the meeting without attending in person, attached hereto as Exhibit 99.4.

5. A form of Proxy Card whereby holders of Series 12 Warrants of the Company may vote at the meeting without attending in person, attached hereto as Exhibit 99.5.

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Exhibit Index

Exhibit No.	Description

99.1	Notice and Proxy Statement with respect to the Company’s Special General Meeting of Shareholders and Series 10-12 Warrant Holders

99.2	Proxy Card for holders of ordinary shares with respect to the Company’s Special General Meeting of Shareholders

99.3	Proxy Card for holders of Series 10 Warrants with respect to the Company’s Special General Meeting of Series 10 Warrants

99.4	Proxy Card for holders of Series 11 Warrants with respect to the Company’s Special General Meeting of Series 11 Warrants

99.5	Proxy Card for holders of Series 12 Warrants with respect to the Company’s Special General Meeting of Series 12 Warrants

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Can-Fite BioPharma Ltd.

Date: November 2, 2016	By:	/s/ Pnina Fishman
Pnina Fishman
Chief Executive Officer

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